

March 28, 2014

Via E-mail

Gregory M. Swalwell, EVP
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE: Valhi, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 333-48391**

Dear Mr. Swalwell:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to the comment we may have additional comments.

Note 3, page F-20

In December 2013 you acquired a controlling interest in BMI and Landwell and recognized a $26.6 million investment remeasurement gain and a $28 million bargain purchase gain. The impact of these gains on your consolidated fiscal 2013 operating results exceeded 30%. It appears that the assumptions you made regarding the fair value of Landwell's real estate properties materially impacted the calculation of these gains. Please provide us with all of the material factors you considered in estimating the fair value of these properties. Quantify the acreages of the properties and tell us whether the properties are residential, commercial, or industrial. Tell us when Landwell originally acquired the properties and how much they paid. For properties acquired by Landwell prior to 2013, analyze the material market, business, demographic, regulatory, and economic factors that have impacted, or are expected to impact, Landwell's ability to dispose of the properties. Tell us the extent to which "independent third-party valuation firms" were used to estimate the fair value of these properties and the extent to which such valuations were performed prior to December 2013. Further, please give us an analysis correlating the assumed increase in the fair value of your "existing ownership interests in BMI and Landwell" to the actual sales and net income generated by BMI and Landwell in the periods since you initially acquired said interests. In this regard, the operating results disclosed on page F-29 do not clearly support the assumed increase in equity interest fair value. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief